PDC 2004-C LIMITED PARTNERSHIP
1775 Sherman Street, Suite 3000
Denver, Colorado 80203
Via EDGAR
September 9, 2010
Melissa Campbell Duru, Esq.
United States Securities and Exchange Commission
Special Counsel
Office of Mergers & Acquisitions
100 F. St., N.E.
Washington, D.C. 20549

Re:	PDC 2004-C Limited Partnership
Schedule 13E-3/A filed by PDC 2004-C Limited Partnership, Petroleum
Development Corporation, DP 2004 Merger Sub, LLC, Gysle R. Shellum,
Barton R. Brookman, Jr. and Daniel W. Amidon
Filed August 24, 2010
File No. 005-85565

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
Filed August 24, 2010
File No. 000-51220
Dear Ms. Duru:
     Set forth below are the responses of PDC 2004-C Limited Partnership, a West Virginia limited partnership (the “Partnership,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 1, 2010, with respect to (i) the Schedule 13E-3/A filed on August 24, 2010 by the Partnership, Petroleum Development Corporation, DP 2004 Merger Sub, LLC, Gysle R. Shellum, Barton R. Brookman, Jr. and Daniel W. Amidon and (ii) the Partnership’s Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A, filed on August 24, 2010.

     Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 2 to the Proxy Statement (“Amended Proxy Statement”) and Amendment No. 2 to the Schedule 13E-3 (“Amended Schedule 13E-3”).
     For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. When this response letter uses the term “Partnership Affiliates,” it is referring to Petroleum Development Corporation, DP 2004 Merger Sub, LLC and Messrs. Brookman, Shellum and Amidon collectively (and together with Partnership, the “Filing Persons”).
Schedule 13E-3/A
General
1. Unless otherwise indicated, please note that each comment applies to each of PDC-2004-A, PDC 2004-B, PDC 2004-C or PDC 2004-D.
Response:
     We acknowledge the Staff’s comments and will address each Staff comment for each of PDC 2004-A Limited Partnership, PDC 2004-B Limited Partnership, PDC 2004-C Limited Partnership and PDC 2004-D Limited Partnership.
PRER14/A
Fairness of the Transaction, page 4
2. Revise to clarify that the special committee, on behalf of PDC, in reaching its conclusion as to the fairness of the transaction, also considered the procedural and substantive fairness of the transaction to unaffiliated investors.
Response:
     We have revised the disclosure in the Amended Proxy Statement to clarify that the special committee, on behalf of PDC, in reaching its conclusion as to the fairness of the transaction, also considered the procedural and substantive fairness of the transaction to unaffiliated investors. Please see the revised disclosure on pages 4 and 22 of the Amended Proxy Statement.
Special Factors, page 12
Background to the Merger, page 12
3. Given the board’s consideration of the Put Right at various stages preceding the finalization of the merger agreement, revise to set forth the relevant dollar amount equivalent of 4.0x the cash flow for each partnership at the points in time during the fall of 2009 and spring of 2010 when the board formally met and discussed the Put Right.

     Response:
     We acknowledge the Staff’s comments and have revised the Amended Proxy Statement to set forth the relevant dollar amount equivalent of the Partnership’s 4.0x cash distributions from production multiple on April 14, 2010. Please see the revised disclosure on page 14 of the Amended Proxy Statement. Please be aware that we did not calculate the relevant dollar amount equivalent of the Partnership’s 4.0x cash distributions from production multiple at points in time during the fall of 2009, because PDC’s board of directors had not considered repurchasing the Partnership before early 2010.
4. We note your response to prior comment 14. Please further supplement your disclosure and disclose all multiples considered for each partnership that was in excess of the 4.5x the cash flow for the relevant 12 month period. Further, please provide the dollar amount equivalent per unit that this would have represented.
Response:
     We acknowledge the Staff’s comments and confirm that there were no multiples of cash distributions from production considered by the board of directors of PDC that were in excess of 4.5x the cash distributions from production for the relevant twelve month period. As discussed on page 13 of the Amended Proxy Statement, we believe that a repurchase of the Partnership would not be successful unless a premium over the 4.0x Put Right is offered to investors of limited partnership units in the Partnership (the “investors”). Furthermore, we believe, based on our subjective understanding of investor expectations, that a multiple of 4.5x the cash distributions from production is probably the minimum multiple which would be accepted by the investors. Accordingly, we utilized a multiple of 4.5x the cash distributions from production as the floor for our offering price for limited partnership units of the Partnership. Our actual price offered is the greater of the fair value determined by management in order to generate a particular rate of return based on future cash flows or the 4.5x the last twelve months cash distributions from production. As such, no other multiples of the cash distributions from production were considered in determining the offer price for the limited partnership units held by investors. We respectfully advise the Staff that the disclosure on pages 15 and 17 of the Amended Proxy Statement provides the requested dollar amount equivalent per unit for each of PDC 2004-A Limited Partnership, PDC 2004-B Limited Partnership, PDC 2004-C Limited Partnership and PDC 2004-D Limited Partnership.
5. We refer to prior comment 14 and the revisions made to the proxy statement. The disclosure notes PDC’s belief was based on its “subjective understanding of limited partner expectations, that 4.5x was probably the minimum multiple for historic distributions which would be accepted by limited partners.” Further supplement your disclosure to clarify whether PDC considered a maximum multiple it was willing to offer and the reasons, if any, for the rejection thereof for each partnership.
Response:
     We acknowledge the Staff’s comments and confirm that we did not consider a maximum multiple of cash distributions. Please see the revised disclosure on page 15 of the Amended Proxy Statement.
6. For each partnership, disclose the dollar amount of the merger consideration being offered per unit expressed as a multiple of cash flows for the most recent period ended June 30, 2010. Please note our subsequent comment.

Response:
     We acknowledge the Staff’s comments and have revised the Amended Proxy Statement to disclose the dollar amount of the merger consideration being offered per unit expressed as a multiple of cash distributions from production for the twelve month period ended June 30, 2010. Please see the revised disclosure on page 17 of the Amended Proxy Statement.
7. We note your disclosure stating that the merger value should be equal to or greater than 4.5 times the estimated aggregate distributions per limited partnership unit for the twelve months ending June 30, 2010. We refer to PDC 2004-A, C, and D. On page 31, you disclose each partnership’s aggregate distributions per limited partnership unit for the twelve months ended June 30, 2010. It appears that the minimum merger value as calculated based on 4.5 times the distribution amount is greater than the merger value per limited partnership unit. Please reconcile and explain the difference.
Response:
     We acknowledge the Staff’s comments and have revised the Amended Proxy Statement to clarify our discussion of merger value calculations. Pursuant to the limited partnership agreement of the Partnership, dated August 11, 2004 (the “Partnership Agreement”), beginning with the third anniversary of the first cash distribution of the Partnership, investors are afforded a put right. The repurchase price under the put right is set at a minimum of four times the most recent twelve months of cash distributions from production. Management of PDC believes that with the availability of this put right, investors would expect the offer to include a premium greater than the repurchase price available to investors under this put right. Accordingly, we believed, based on our subjective understanding of the investors expectations, that we would need to offer a multiple of at least 4.5x the cash distribution from production. The aggregate distributions per unit disclosed on page 32 of the Amended Proxy Statement includes changes in working capital, which increased the cash distributions from production for the twelve month period ended June 30, 2010. PDC, in its capacity as managing general partner of the Partnership, distributed $384 per unit to investors related to a severance tax refund, net of a royalty settlement, from prior years. Additionally, PDC, in its capacity as managing general partner of the Partnership, paid $196 per unit to federal and various state governments from this unreported income to satisfy the investor partner’s tax liabilities. These amounts were disclosed in the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2009. Finally, as a result of changes in our information management system, we were able to decrease the time that it takes to distribute our investors’ portion of production from three months to two months. By reducing this lag time, PDC, in its capacity as managing general partner of the Partnership, was able to increase the Partnership’s aggregate distributions for the twelve month period ended June 30, 2010 by $16 per unit. As a result of these items, the limited partners’ total aggregate distributions per unit for the twelve month period ended June 30, 2010 were $1,405, while the limited partners’ total per unit cash distributions from production for the twelve month period ended June 30, 2010 were $808. Our offer is greater than the multiple of 4.5x cash distributions from production for the twelve month period ended June 30, 2010. We have revised the disclosure in the Amended Proxy Statement to substitute, when applicable, the phrase “cash flows” for the revised phrase “cash distributions from production” to clarify our merger value calculations.

Position of the Partnership Affiliates as to the Fairness of the Merger to Investors, page 18
8. We note disclosure that the Partnership Affiliates did not undertake “a formal evaluation” of the fairness of the merger to investors. Please explain the reason for such qualifying language given the Partnership Affiliates’ discussion of the factors they have considered on pages 19-21. Please revise or advise.
Response:
     We have revised the Amended Proxy Statement to delete the statement that the Partnership Affiliates did not undertake “a formal evaluation” of the fairness of the merger to the investors.
9. Please revise to clarify the reasons why the Partnership Affiliates chose not to consider historical prices. For example, explain in further detail the characteristics of the markets and industry conditions that the Partnership Affiliates considered and why the Partnership Affiliates did not believe such markets or industry conditions were sufficiently similar and/or representative of the present market and/or industry conditions.
Response:
     We have revised the Amended Proxy Statement to clarify reasons why the Partnership Affiliates chose not to consider historical prices. Please see the revised disclosure on page 21 of the Amended Proxy Statement.
Fairness of the Merger; Recommendation of the Special Committee, page 21
10. We partially reissue prior comment 16. It does not appear that the special committee separately addressed each of the factors referenced in Item 1014 of Regulation M-A in reasonable detail. Please revise.
Response:
     We acknowledge the Staff’s comments and have added language in the Amended Proxy Statement to address each of the factors referenced in Item 1014 of Regulation M-A in reasonable detail. Please see the revised disclosure on page 22 of the Amended Proxy Statement.
Alternatives to the Merger, page 31
11. We note your response to prior comment 22. Please supplementally confirm by reference to the constitutive documents of the partnership and any amendments thereto, that the managing general partnership’s interest cannot be converted into or exchanged for a limited partnership’s interests cannot be converted into or exchanged for a limited partnership interests within the sixty day timeframe specified in Exchange Act Rule 13e-3(d)(1)(i).

Response:
     We confirm that pursuant to the Partnership Agreement, PDC, in its capacity as managing general partner of the Partnership, does not have the right to convert its 20% general partner interest in the Partnership into or exchange such general partner interest for, any limited partnership interests within the sixty day timeframe specified in Exchange Act Rule 13e-3(d)(1)(i). The proposed amendment to the Partnership Agreement described in the Amended Proxy Statement would not result in the creation of any such conversion or exchange right.
Closing Comments:
The requested acknowledgement is attached hereto as Annex A.
We believe we have appropriately responded to the Staff’s comments contained in the Staff’s letter dated September 1, 2010. We respectfully request an opportunity to discuss this response letter further with the Staff if, after a review of this information, the Staff does not concur with our interpretation. Please do not hesitate to call the undersigned, Dan Amidon, with any questions or if we may provide the Staff with any additional information.
Thank you for your assistance.
Sincerely yours,
/s/ Dan Amidon

Annex A
September 9, 2010
As requested by the Staff, each undersigned filing person acknowledges that:
•	such filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes made in response to Staff comments do not foreclose the SEC from taking any action regarding the filings; and

•	such filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
[Signature page follows]

Sincerely, PDC 2004-C LIMITED PARTNERSHIP
By:	PETROLEUM DEVELOPMENT CORPORATION its Managing General Partner

By:	/s/ Gysle R. Shellum
	Name:	Gysle R. Shellum
	Title:	Chief Financial Officer

PETROLEUM DEVELOPMENT CORPORATION
By:	/s/ Richard W. McCullough
	Name:	Richard W. McCullough
	Title:	Chairman and Chief Executive Officer

DP 2004 MERGER SUB, LLC
By:	PETROLEUM DEVELOPMENT CORPORATION its sole Member

By:	/s/ Richard W. McCullough
	Name:	Richard W. McCullough
	Title:	Chairman and Chief Executive Officer

GYSLE R. SHELLUM
/s/ Gysle R. Shellum
Gysle R. Shellum

BARTON R. BROOKMAN, Jr.
/s/ Barton R. Brookman, Jr.
Barton R. Brookman, Jr.

DANIEL W. AMIDON
/s/ Daniel W. Amidon
Daniel W. Amidon